UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 25, 2026, Spotify Technology S.A. (the “Company”) announced that, effective as of May 26, 2026, Paul Sawyer intends to retire from his position as Chief Accounting Officer of the Company. The Company will appoint John Giraldo, who currently serves as Executive Vice President, Global Controller at NBCUniversal, as its new Chief Accounting Officer to succeed Mr. Sawyer, effective May 26, 2026. Mr. Sawyer’s departure is not the result of any disagreement with the Company’s accounting principles or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: March 25, 2026	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer